Network-1 Technologies, Inc.
445 Park Avenue, Suite 1020
New York, NY  10022

October 15, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeff Kauten
Jan Woo

Re:         Network-1 Technologies, Inc.
Registration Statement on Form S-1
Filed August 19, 2013
File No. 333-190719

Ladies and Gentlemen:

Network-1 Technologies, Inc. (formerly Network-1 Security Solutions, Inc.) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, as amended (SEC File No. 333-190719), to 4:00 p.m. Eastern time, on Thursday, October 17, 2013, or as soon as practicable thereafter.

Network-1 Technologies, Inc.

By:   /s/ Corey M. Horowitz
       Corey M. Horowitz, Chairman
       and Chief Executive Officer